# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emerald Holding, Inc., CIK 0001579214
CUSIP: 29103W104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Broadway, Fourth Floor, New York, New York (NY), 10004
Date of event which requires filing of this statement: 05/09/2026
Filed by CIK 0000937226
Persons authorized to receive notices and communications: Colin Sam, Onex Corporation, 161 Bay Street P.O. Box 700, Toronto, Ontario Canada (A6), M5J 2S1, 1-416-362-7711

## Reporting persons
- Onex Corporation (CIK 0000937226): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 184,049,617; sole dispositive power 0; shared dispositive power 184,049,617; aggregate amount beneficially owned 184,049,617 (93% of the class)
- Gerald W. Schwartz (CIK 0001275599): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
- Onex Partners GP Inc. (CIK 0001544360): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,039,404; sole dispositive power 0; shared dispositive power 35,039,404; aggregate amount beneficially owned 35,039,404 (17.7% of the class)
- Onex Partners III GP LP (CIK 0001506665): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,039,404; sole dispositive power 0; shared dispositive power 35,039,404; aggregate amount beneficially owned 35,039,404 (17.7% of the class)
- Onex Partners III LP (CIK 0001435855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 33,135,329; sole dispositive power 0; shared dispositive power 33,135,329; aggregate amount beneficially owned 33,135,329 (16.7% of the class)
- Onex Partners III PV LP (CIK 0001446974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 420,116; sole dispositive power 0; shared dispositive power 420,116; aggregate amount beneficially owned 420,116 (0.2% of the class)
- Onex Partners III Select LP (CIK 0001470880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 106,562; sole dispositive power 0; shared dispositive power 106,562; aggregate amount beneficially owned 106,562 (0.1% of the class)
- Onex American Holdings GP LLC (CIK 0001544361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 423,159; sole dispositive power 0; shared dispositive power 423,159; aggregate amount beneficially owned 423,159 (0.2% of the class)
  Comment: Limited Liability Company
- Onex US Principals LP (CIK 0001297369): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 423,159; sole dispositive power 0; shared dispositive power 423,159; aggregate amount beneficially owned 423,159 (0.2% of the class)
- Onex Partners Holdings LLC (CIK 0001838066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,125,186; sole dispositive power 0; shared dispositive power 11,125,186; aggregate amount beneficially owned 11,125,186 (5.6% of the class)
  Comment: Limited Liability Company
- Onex OP V Holdings SARL (CIK 0002002606): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 11,125,186; sole dispositive power 0; shared dispositive power 11,125,186; aggregate amount beneficially owned 11,125,186 (5.6% of the class)
- 1597257 Ontario Inc. (CIK 0001517831): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
- New PCo II Investments Ltd. (CIK 0001593408): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
  Comment: Limited Liability Company
- Onex Advisor Subco III LLC (CIK 0001695911): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 470,583; sole dispositive power 0; shared dispositive power 470,583; aggregate amount beneficially owned 470,583 (0.2% of the class)
  Comment: Limited Liability Company
- Onex Partners Canadian GP Inc. (CIK 0001817206): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 137,461,868; sole dispositive power 0; shared dispositive power 137,461,868; aggregate amount beneficially owned 137,461,868 (69.5% of the class)
- Onex Partners V GP Limited (CIK 0001817315): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 137,461,868; sole dispositive power 0; shared dispositive power 137,461,868; aggregate amount beneficially owned 137,461,868 (69.5% of the class)
- OPV Gem Aggregator LP (CIK 0001817205): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 137,461,868; sole dispositive power 0; shared dispositive power 137,461,868; aggregate amount beneficially owned 137,461,868 (69.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Emerald Holding, Inc.
Address of issuer's principal executive offices: 100 Broadway, Fourth Floor, New York, New York (NY), 10004
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 29, 2020 (such Schedule 13D, as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Emerald Holding, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Please refer to the Schedule 13D as filed and amended previously
Residence or business address: Please refer to the Schedule 13D as filed and amended previously
Present principal occupation or employment: Please refer to the Schedule 13D as filed and amended previously
Criminal convictions in the last five years: To the knowledge of the Reporting Persons, no Reporting Person has been convicted in such a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: To the knowledge of the Reporting Persons, no Reporting Person has been party to any such proceeding during the last five years.
Citizenship: Please refer to the Schedule 13D as filed and amended previously

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable

## Item 4. Purpose of Transaction
Purpose of transaction: On May 9, 2026, the Issuer entered into the Merger Agreement (as defined in Item 6 below) and the Issuer and the Reporting Persons entered into the Support Agreement (as defined in Item 6 below). The information set forth in Item 6 below is incorporated by reference to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 197,909,233 shares of Common Stock outstanding as of March 27, 2026, as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amount of securities reported herein includes (i) 33,135,329 shares of Common Stock held of record by Onex Partners III LP, (ii) 1,377,397 shares of Common Stock held of record by Onex Partners III GP LP, (iii) 423,159 shares of Common Stock held of record by Onex US Principals LP, (iv) 420,116 shares of Common Stock held of record by Onex Partners III PV LP, (v) 11,125,186 shares of Common Stock held of record by Onex OP V Holdings SARL, (vi) 106,562 shares of Common Stock held of record by Onex Partners III Select LP, (vii) 470,583 shares of Common Stock held of record by Onex Advisor Subco III LLC, and (viii) 137,461,868 shares of Common Stock held of record by OPV Gem Aggregator LP.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above and Item 6 below, none of the Reporting Persons have engaged in any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described in Item (2) and Item 5(a) and 5(b) above, effective from May 11, 2026. Mr. Gerald W. Schwartz no longer may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Onex Corporation. Mr. Schwartz beneficially owns approximately 0.2% of the Common Stock as a result of his indirect ownership of the equity of Onex Advisor Subco III LLC. Based on certain arrangements regarding the shares of Common Stock held by Onex Advisor Subco III LLC and beneficially owned by Mr. Schwartz, the shares of Common Stock beneficially owned by Mr. Schwartz will be voted in the same manner as shares of Common Stock that may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz and Onex Corporation may therefore be deemed to be a member of a "group" for purposes of Section 13(d)(3) of the Exchange Act. Mr. Schwartz disclaims beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by Onex Corporation, and Onex Corporation disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Schwartz.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Merger Agreement

On May 9, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Emma Buyer, LLC, a Delaware limited liability company ("Parent"), and Emma Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"). Parent and Merger Sub are newly formed holding companies owned by funds managed by affiliates of Apollo Global Management, Inc. ("Apollo"). Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the "Merger").

The board of directors of the Issuer (the "Board") unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, the Issuer and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, (iii) authorized and approved the execution, delivery and performance by the Issuer of the Merger Agreement, including the completion of the Merger, upon the terms and subject to the conditions contained therein, and (iv) recommended the adoption of the Merger Agreement by the Issuer's stockholders, subject to the terms and conditions of the Merger Agreement.

On May 9, 2026, following the execution of the Merger Agreement, and pursuant to the Support Agreement (as defined below), the Reporting Persons, as holders of over 90% of the voting power of the Common Stock, adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger, by written consent (the "Written Consent").

Support Agreement

Simultaneously with the execution of the Merger Agreement, on May 9, 2026, the Issuer entered into a support agreement with Parent, Merger Sub and the Reporting Persons (the "Support Agreement"), pursuant to which the Reporting Persons agreed to, among other things, and subject to the terms and conditions set forth therein, deliver the Written Consent, vote their shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and vote their shares of Common Stock against any alternative acquisition proposals and to certain confidentiality. The Support Agreement will automatically terminate if the Merger Agreement is terminated in accordance with its terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Agreement and Plan of Merger, dated as of May 9, 2026, by and among Emerald Holding, Inc., Emma Buyer LLC and Emma Merger Sub, Inc., is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Emerald Holding, Inc. on May 11, 2026.

Support Agreement, dated as of May 9, 2026, by and among Emerald Holding, Inc., Emma Buyer, LLC, Emma Merger Sub, Inc., Onex Partners III LP, Onex Partners III GP LP, and the other stockholder parties thereto, is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Emerald Holding, Inc. on May 11, 2026.

## Signatures
- Onex Corporation: /s/ Colin Sam, Colin Sam, Managing Director (05/11/2026)
- Gerald W. Schwartz: /s/ Gerald W. Schwartz, Gerald W. Schwartz (05/11/2026)
- Onex Partners GP Inc.: /s/ David Copeland, David Copeland, Vice President (05/11/2026)
- Onex Partners III GP LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners GP Inc., its General Partner (05/11/2026)
- Onex Partners III LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner (05/11/2026)
- Onex Partners III PV LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner (05/11/2026)
- Onex Partners III Select LP: /s/ David Copeland, David Copeland, Vice President, By: Onex Partners III GP LP, its General Partner, By: Onex Partners GP Inc., its General Partner (05/11/2026)
- Onex American Holdings GP LLC: /s/ Amir Motamedi, Amir Motamedi, Director (05/11/2026)
- Onex US Principals LP: /s/ Amir Motamedi, Amir Motamedi, Director, By: Onex American Holdings GP LLC, its General Partner (05/11/2026)
- Onex Partners Holdings LLC: /s/ Amir Motamedi, Amir Motamedi, Director (05/11/2026)
- Onex OP V Holdings SARL: /s/ Amir Motamedi, Amir Motamedi, Type A Manager (05/11/2026)
- 1597257 Ontario Inc.: /s/ David Copeland, David Copeland, Managing Director - Tax (05/11/2026)
- New PCo II Investments Ltd.: /s/ Michelle Iskander, Michelle Iskander, Secretary (05/11/2026)
- Onex Advisor Subco III LLC: /s/ Joel Greenberg, Joel Greenberg, Director (05/11/2026)
- Onex Partners Canadian GP Inc.: /s/ David Copeland, David Copeland, Director (05/11/2026)
- Onex Partners V GP Limited: /s/ David Copeland, David Copeland, Director (05/11/2026)
- OPV Gem Aggregator LP: /s/ David Copeland, David Copeland, Director, By: Onex Partners V GP Limited, its General Partner (05/11/2026)